December 7, 2011

John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated December 5, 2011, regarding
Mercator Minerals Ltd.
Registration Statement on Form 40-FR12G
Filed November 8, 2011
File No. 000-54543

Dear Mr. Reynolds:

This letter responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the December 5, 2011 letter regarding the above-referenced Registration Statement on Form 40-F (File No. 000-54543) (the “Registration Statement”) filed by Mercator Minerals Ltd. (the “Company”) on November 8, 2011.  For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly.

The Company has filed Amendment No. 1 to the Registration Statement on December 7, 2011 (the “Amended Registration Statement”) to address Staff comments number 3 and 4. In some of the responses, we have agreed to change or supplement the disclosures in future filings.  Any changes implemented in future filings in response to Staff comments should not be taken as an admission that prior disclosures were in any way deficient.

We note that the Company is eligible to file the Registration Statement and any amendments under the Multijurisdictional Disclosure System, and the Company is permitted to file and submit reports under disclosure standards in Canada, except as otherwise required by Commission form requirements and regulations.

Our responses to the Staff’s comment letter are as follows:

General

Staff Comment No. 1:

Please note that your Form 40-F goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, which is January 7, 2012.  At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934.  In addition, we will continue to review your filing until all of our comments have been addressed.

John Reynolds
December 7, 2011

Mercator Minerals’ Response No. 1:

The Company acknowledges that its Form 40-F will automatically go effective on January 7, 2012, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Staff Comment No. 2:

Please confirm that you have provided us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the registration statement.

Mercator Minerals’ Response No. 2:

The Company confirms that its Registration Statement on Form 40-F, as amended, contains all graphics, maps, photographs, and related captions or other artwork.

Explanatory Note, page 2

Staff Comment No. 3:

Please revise your explanatory note to state that the order consented to with the United States Securities and Exchange Commission was actually dated November 8, 2011.

Mercator Minerals’ Response No. 3:

The Company has revised the explanatory note in the Amended Registration Statement to change the date to November 8, 2011, as requested.

Exhibit Index, page 7  Quarterly Information, page 7

Staff Comment No. 4:

We note that you filed your September 30, 2011 interim financial statements and MD&A on SEDAR on November 14, 2011.  Please tell us your consideration of providing these financial statements in an amendment to your registration statement, pursuant to General Instruction B(1)(i) of Form 40-F.

Mercator Minerals’ Response No. 4:

The Company submitted a Current Report on Form 6-K to the Commission on December 6, 2011 which includes its September 30, 2011 interim financial statements and MD&A. The Company incorporated the Form 6-K by reference into the Amended Registration Statement in response to Staff comment No. 4.

John Reynolds
December 7, 2011

Exhibit 99.1

Glossary of Mining Terms, page iv

Staff Comment No. 5:

Please expand your glossary to include all terms which are specific to your industry.  For example purposes only, we note the following terms:

●	PLC Automation, page 21;

●	Roaster, page 22; and

●	CuEq, page 24.

Mercator Minerals’ Response No. 5:

As discussed with the Staff, the Company is subject to reporting and shareholder mailing obligations in Canada and amending Exhibit 99.1, the Company’s Annual Information Form (the “AIF”) for the year ended December 31, 2010 would be impractical since the AIF has been filed in Canada. Accordingly, the Company proposes to expand the glossary to include specific industry terms in response to Staff comment No. 5 in its Annual Information Form for the fiscal year ending December 31, 2011, which will be included in the Company’s Annual Report on Form 40-F for the fiscal year ending December 31, 2011.

Mineral Resource and Mineral Reserve Estimates, page 25

Staff Comment No. 6:

We note your resource disclosures in tables 2 and 3, list tonnages and the associated grade for a 0.00 % Total Copper Equivalent value and other values that are less than your economic total copper-equivalent cutoff grade of 0.30 % Total Copper.  Please modify your filing and remove all values from your resource disclosures that are less than your economic cutoff grade.

Mercator Minerals’ Response No. 6:

Please see response to Staff Comment No. 5 regarding amending the AIF.  The Company proposes to address Staff comment No. 6 related to resource disclosure in its Annual Information Form for the year ending December 31, 2011.

Mineral Resource and Mineral Reserve Estimates, page 26

Staff Comment No. 7:

We note you do not list an economic cutoff grade for your leach material in table 5 and your average leach grade varies significantly from your economic total copper-equivalent cutoff grade of 0.30 % Total Copper.  Please modify your footnotes and include the cutoff grade with the associated parameters used to estimate your economic total copper grade value for your leach material.

John Reynolds
December 7, 2011

Mercator Minerals’ Response No. 7:

Please see response to Staff Comment No. 5

Staff Comment No. 8:

Proven and probable reserves are disclosed for your Mineral Park property.  Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to the provisions of Rule 12b-4 of the Exchange Act.  The information requested includes, but is not limited to:

●	Property and geologic maps

●	Description of your sampling and assaying procedures

●	Drill-hole maps showing drill intercepts

●	Representative geologic cross-sections and drill logs

●	Description and examples of your cut-off calculation procedures

●	Cutoff grades used for each category of your reserves and resources

●	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

●	A detailed description of your procedures for estimating reserves

●	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

●	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

John Reynolds
December 7, 2011

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.  Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer, at (202) 551-3718.

Mercator Minerals’ Response No. 8:

The Company discussed the scope and timing of the delivery of the requested supplemental information with Mr. Schuler. The Company will provide the requested supplemental information pursuant to the provisions of Rule 12b-4 of the Exchange Act, as soon as practical.

Results of Operations, page 4

Staff Comment No. 9:

Please disclose appropriate safety statistics for your various operations reflecting your fatality and/or injury frequency rates for the last three years.

Mercator Minerals’ Response No. 9:

As discussed with Adam Turk of the Staff, Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act related to mine safety disclosure applies to annual reports.  The Company will provide mine safety disclosure in its annual report on Form 40-F for the year ending December 31, 2011.

* * * * *

The Company affirms the following statements.

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing.  If you should have any questions regarding or our response letter or the Amended Registration Statement, please do not hesitate to contact Kenneth Sam, the Company’s counsel at Dorsey & Whitney LLP at 416-367-7373.

Sincerely, Mercator Minerals Ltd. /s/ Marc Leblanc Name: Marc Leblanc Title: Corporate Secretary

cc: Kenneth G. Sam, Esq.